FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see Note 20 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of September 30, 2007 and 2006 and for the three and nine-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see Note 20 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2007, the related consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006 and the consolidated statements of changes in shareholders’ equity for the nine-month periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. as of September, 2007 and 2006 and for the nine-month periods then ended and of Sociedad Minera Cerro Verde S.A.A. as of September 30, 2006 and for the nine-month period then ended, have been reviewed by other auditors, whose reports have been furnished to us. Effective January 1, 2007, Sociedad Minera Cerro Verde S.A.A. is being audited by us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$556.4 million as of September 30, 2007 (US$497.4 million as of September 30, 2006); in addition the share in the net income of this entity amounts to US$51.8 million for the nine-month period then ended (US$207.0 million for the nine-month period ended September 30, 2006). The Company’s investment in Sociedad Minera Cerro Verde S.A.A. amounted to US$210.2 million as of September 30, 2006 and the share in the net income of this entity amounted to US$63.4 million for the nine-month period then ended.

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 20 to the consolidated financial statements

Report of Independent Auditors (continued)

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L. as of September, 2007 and 2006 and for the nine-month period then ended and of Sociedad Minera Cerro Verde S.A.A. as of September 30, 2006 and for the nine-month period then ended, we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. Our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

Lima, Peru,
October 19, 2007

Countersigned by:

Víctor Burga
C.P.C. Register No.14859

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 (audited) and September 30, 2007 (unaudited)

	Note	2006	2007
		US$(000)	US$(000)
Assets
Current assets

Cash and cash equivalent	5	239,533	212,583

Financial assets at fair value through profit or loss (Gold Certificates)	6	63,210	-

Available-for-sale financial assets	7	56,549	-

Trade accounts receivable		77,422	93,267

Other accounts receivable, net		4,481	6,391

Accounts receivable from affiliates	17	11,714	9,584

Inventories, net		30,621	34,035

Current portion of prepaid tax and expenses		7,961	8,245

Total current assets		491,491	364,105

Long-term other accounts receivable		1,524	1,509

Prepaid tax and expenses		10,501	5,101

Investment in shares	8	839,129	992,680

Mining concessions and property, plant and equipment, net	9	215,643	243,196

Mine development costs, net	10	64,753	79,796

Deferred income tax and workers´ profit sharing asset, net	11	111,447	176,230

Other assets		1,283	1,388

Total assets		1,735,771	1,864,005

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 (audited) and September 30, 2007 (unaudited)

	Note	2006	2007
		US$(000)	US$(000)
Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	12	10,000	20,237
Trade accounts payable		28,539	24,374
Income tax payable		34,485	27,415
Other current liabilities	13	59,779	76,851
Current portion of long-term debt	14	491	11,580
Derivative instruments	18	-	2,077
Deferred income from sale of future production	18	43,032	-

Total current liabilities		176,326	162,534
Other long-term liabilities	13	64,651	65,846
Long-term debt	14	115	73,125
Deferred income from sale of future production	18	194,173	102,008

Total liabilities		435,265	403,513

Shareholders’ equity, net
Capital stock, net of treasury shares of US$14,474,000 in 2006 and 2007		173,930	173,930
Investment shares, net of treasury shares of US$37,000 in 2006 and 2007		473	473
Additional capital		177,713	177,713
Legal reserve		37,679	37,679
Other reserves		269	269
Retained earnings		852,148	959,780
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized loss on derivative instruments	18	-	(615)
Cumulative unrealized gain on investments in shares carried at fair value		932	135

		1,209,069	1,315,289

Minority interest		91,437	145,203

Total shareholders’ equity, net		1,300,506	1,460,492

Total liabilities and shareholders’ equity, net		1,735,771	1,864,005

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
For the three and nine-month periods ended September 30, 2006 and 2007

	Note		For the three-month periods ended September 30		For the nine-month periods ended September 30
			2006	2007	2006	2007
			US$(000)	US$(000)	US$(000)	US$(000)
Operating revenues
Net sales	16		122,269	188,217	368,768	520,476
Royalties income	17		11,145	7,599	39,226	22,326
Realized income from sale of future production	18		11,408 11,408	-	37,800	5,393
Total revenues			144,822	195,816	445,794	548,195
Costs of operations
Operating costs			33,222	48,776	108,401	130,832
Exploration and development costs in operational mining sites			14,176	13,219	38,498	36,765
Depreciation and amortization			6,690	9,245	20,003	25,546
Total costs of operations			54,088	71,240	166,902	193,143
Gross margin			90,734	124,576	278,892	355,052
Operating expenses
General and administrative			8,431	13,725	25,558	35,280
Exploration costs in non-operational mining sites			8,592	10,942	24,256	31,324
Royalties			6,293	8,954	16,225	22,123
Selling			1,443	2,162	4,287	5,426
Total operating expenses			24,759	35,783	70,326	94,153
Operating income			65,975	88,793	208,566	260,899
Other income (expenses), net
Share in affiliated companies, net	8(b	)	65,031	67,758	268,424	171,562
Finance income			2,038	2,443	3,654	7,582
Income (loss) from change in the fair value of gold certificates	6		(1,760)	-	(8,602)	5,126
Net loss from releasing fixed prices in normal sales contracts	18		-	-	-	(185,922)
Finance expense			(1,050)	(3,083)	(2,723)	(6,878)
Exchange difference gain (loss)			(494)	2,181	(290)	2,124
Loss from change in the fair value of derivative instruments	18		(90)	-	(13,268)	-
Other, net			(9,642)	(2,252)	(10,127)	(5,716)
Total other income (expenses), net			54,033	67,047	237,068	(12,122)
Income before workers’ profit sharing, income tax and minority interest			120,008	155,840	445,634	248,777
Workers’ profit sharing	11		(3,888)	(6,183)	(7,454)	(4,173)
Income tax	11		(16,972)	(23,545)	(37,761)	(21,208)
Net income			99,148	126,112	400,419	223,396

Net income attributable to minority interest			(17,957)	(26,221)	(52,889)	(72,371)
Net income attributable to Buenaventura			81,191	99,891	347,530	151,025
Basic and diluted earnings per share, stated in U.S. dollars			0.64	0.79	2.73	1.19
Weighted average number of shares outstanding			127,221,164	127,221,164	127,221,164	127,221,164

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the three and nine-month periods ended September 30, 2006 and 2007

	Capital stock, net of treasury shares
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized loss on derivative instruments	Cumulative unrealized gain on investments in shares carried at fair value	Total	Minority interest	Total shareholders’ equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)
Balance as of January 1, 2006	126,879,832	173,930	473	177,713	37,679	269	483,484	(34,075)	-	70	839,543	23,416	862,959
Declared and paid dividends, note 15	-	-	-	-	-	-	(27,997)	-	-	-	(27,997)	(12,020)	(40,017)
Dissolution of minority interest in Minas Poracota S.A. and Inminsur S.A.	-	-	-	-	-	-	-	-	-	-	-	(6,269)	(6,269)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	-	10	10	-	10
Change in the fair value of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	1,283	1,283	-	1,283
Declared dividends to minority shareholders by El Brocal	-	-	-	-	-	-	-	-	-	-	-	(2,856)	(2,856)
Net income	-	-	-	-	-	-	347,530	-	-	-	347,530	52,889	400,419
Balance as of September 30, 2006	126,879,832	173,930	473	177,713	37,679	269	803,017	(34,075)	-	1,363	1,160,369	55,160	1,215,529

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Declared and paid dividends, note 15	-	-	-	-	-	-	(47,071)	-	-	-	(47,071)	(17,143)	(64,214)
Change in the fair value of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Settlement of available-for-sale financial assets, note 7	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	-	38	38	-	38
Cumulative unrealized loss on derivative instruments held by El Brocal, note 18	-	-	-	-	-	-	-	-	(615)	-	(615)	(1,462)	(2,077)
Adjustment for estimation of tax contingencies of Minera Yanacocha S.R.L.	-	-	-	-	-	-	3,678	-	-	-	3,678	-	3,678
Net income	-	-	-	-	-	-	151,025	-	-	-	151,025	72,371	223,396

Balance as of September 30, 2007	126,879,832	173,930	473	177,713	37,679	269	959,780	(34,075)	(615)	135	1,315,289	145,203	1,460,492

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 20
Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three and nine-month periods ended September 30, 2006 and 2007

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Collection from customers	119,946	158,391	352,306	504,631
Settlement of gold certificates	-	-	-	135,189
Collection of dividends	130,950	-	209,520	21,825
Collection of royalties	15,746	6,298	44,639	24,147
Recovery of value added tax	2,474	6,123	11,864	13,068
Collection of interest	1,930	2,438	3,363	8,107
Recovery of additional income tax prepayment	-	3,629	-	3,629
Payment for releasing fixed prices in normal sales contracts	-	-	-	(315,726)
Payments to suppliers and third parties	(36,719)	(49,833)	(115,800)	(149,545)
Payments of income tax	(14,015)	(16,675)	(39,851)	(72,308)
Acquisition of gold certificates	-	-	(68,072)	(66,853)
Payments to employees	(12,812)	(14,986)	(44,546)	(58,560)
Payments of exploration expenditures	(17,278)	(20,752)	(48,162)	(57,466)
Payments of royalties	(5,700)	(6,705)	(16,369)	(22,496)
Payments of interest	(768)	(1,896)	(1,699)	(3,760)
Net cash provided by (used in) operating activities	183,754	66,032	287,193	(36,118)
Investing activities
Settlement (acquisition) of available-for-sale financial assets	(51,839)	-	(52,839)	55,714
Proceed from sale of plant and equipment	73	107	187	618
Decrease (increase) on time deposits	-	8,067	(10,000)	(37,565)
Purchase of plant and equipment	(18,025)	(11,520)	(33,931)	(31,693)
Development cost expenditures	(6,871)	(9,238)	(15,741)	(25,304)
Payments by price adjustment of shares	-	-	-	(19,923)
Payments by purchase of investments in shares	(17,158)	(366)	(20,136)	(366)
Payments by derivative instruments settled, net	(1,062)	-	(4,652)	-
Net cash used in investing activities	(94,882)	(12,950)	(137,112)	(58,519)
Financing activities
Increase of long-term debt	-	-	-	75,000
Increase of bank loans	-	10,237	13,500	55,237
Payments of dividends	-	-	(27,997)	(47,071)
Payments of bank loans	(3,500)	(35,000)	(6,145)	(35,000)
Payments of dividends for minority interest shareholders	(4,160)	(1,986)	(12,020)	(17,143)
Payments of long-term debt	(164)	(585)	(103)	(901)
Net cash provided by (used in) financing activities	(7,824)	(27,334)	(32,765)	30,122
Net increase (decrease) in cash during the period	81,048	25,748	117,316	(64,515)
Cash at beginning of period	133,119	86,337	96,851	176,600
Cash at period-end, note 5	214,167	112,085	214,167	112,085

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to net cash provided by (used in) operating activities
Net income	81,191	99,891	347,530	151,025
Add (deduct)
Minority interest	17,957	26,221	52,889	72,371
Depreciation and amortization	7,092	9,718	21,085	26,885
Long-term officers’ compensation	1,363	7,212	3,271	13,304
Amortization of development costs	4,230	3,180	11,691	9,981
Accretion expenses	375	1,029	1,239	2,960
Net cost of retired and sold plant and equipment	515	252	729	845
Share in affiliated companies, net of dividends received in cash	65,919	(67,758)	(58,904)	(149,737)
Income from releasing fixed prices in normal sales contracts	-	-	-	(129,804)
Gain for deferred income tax and workers´ profit sharing	(100)	(2,199)	(19,701)	(64,783)
Realized income from sale of future production	(11,408)	-	(37,800)	(5,393)
Exchange difference loss (gain), net	494	(2,181)	290	(2,124)
Loss from change in the fair value of derivative instruments	90	-	13,268	-
Loss from change in the market value of gold certificates	1,760	-	8,602	-
Accrual for mine closing costs	8,049	-	8,049	-
Other	-	767	-	268
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	-	-	(68,072)	63,210
Trade accounts receivable	(2,323)	(29,826)	(16,462)	(15,845)
Other accounts receivable	(297)	760	2,198	(1,895)
Accounts receivable from affiliates	4,762	(1,247)	3,439	2,130
Inventories	(2,253)	(2,800)	(2,603)	(2,901)
Prepaid tax and expenses	1,478	4,145	(1,631)	5,116
Increase (decrease) of operating liabilities -
Trade accounts payable	(834)	748	4,781	(4,165)
Income tax payable	2,463	5,757	12,319	(7,070)
Other current liabilities	3,231	12,363	986	(496)
Net cash provided by (used in) operating activities	183,754	66,032	287,193	(36,118)

Transactions that did not affect cash flows:
Transfer from derivate instruments to deferred income from sale of future production	-	-	77,425	-
Increase of the book value of long-term assets	19,022	-	19,022	-

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 20
Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited) (continued)

As of September 30, 2006 and 2007

1.	Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”) is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2006; there have been no changes in such activities during the nine-month period ended September 30, 2007.

The consolidated financial statements include the financial statements of Buenaventura and the following subsidiaries (together, “the Company”):

	Ownership percentages as of
	December 31, 2006		September 30, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%
Ownership of the mining concessions, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	99.99	-	99.99	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minas Poracota S.A.	100.00	-	-	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-

Transmission of electric power
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01

Other activities
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Interim unaudited consolidated financial statements

Basis of presentation -

The interim unaudited consolidated financial statements for the three-month and nine-month periods ended September 30, 2006 and 2007 have been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2006.

Significant accounting principles and practices -

(a)
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements, are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

(b)	Foreign currency translation -

Change of functional and reporting currency

Effective January 1, 2006, the functional and reporting currency of the Company is the U.S. dollar (Nuevos Soles until December 31, 2005). The change of the functional and reporting currency has been made prospectively effective January 1, 2006.

Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the consolidated balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

Reclassifications -

The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2007 and 2006.

3.	Seasonality of operations

The Company and its subsidiaries operate continuously without fluctuations due to seasonality.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

4.	Acquisition of minority interest and merger by absorption of subsidiaries

As mentioned in the notes 2 and 38(b) to the audited consolidated financial statements as of December 31, 2006, Buenaventura acquired Inminsur’s minority interest in August, 2006 and Minas Poracota’s minority interest in November 2006. In December 2006 and January 2007, Buenaventura decided to merge with Inminsur and Poracota, respectively. The interim financial statement reflects such mergers.

5.	Cash and cash equivalent

(a)	This item is made up as follows:

	As of December 31, 2006	As of September 30, 2007
	US$(000)	US$(000)
Cash	349	537
Demand deposits accounts	32,237	24,354
Time deposits (b)	118,949	87,194
Liquidity fund (c)	25,065	-
Cash balances included in the consolidated statements of cash flows	176,600	112,085
Time deposits with an original maturity of more than 90 days (d)	62,933	100,498
	239,533	212,583

(b)	The time deposits as of September 30, 2007, made up as follow:

Currency	Original maturities	Annual interest rate %
			US$(000)
U.S. Dollars	From 7 to 90 days	From 4.70 to 5.30	79,080
Nuevos Soles	From 30 to 90 days	From 4.85 to 5.25	8,114
			87,194

(c)
During the first semester of 2007, Buenaventura settled its time deposits and its Liquidity Fund to partially finance the disbursements related to the releasing of the fixed priced clause in its normal contracts, see note 18.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)
(d)	As of September 30, 2007, it corresponds to time deposits maintained by El Brocal which were issued in three currencies:

Nominal currency	Original Maturities	Annual interest rates %
			US$(000)
U.S. Dollars	271 days	5.30	15,000
Nuevos Soles	From 92 to 228 days	From 4.90 to 5.25	73,308
Euros	152 days	From 3.70 to 3.75	12,190
			100,498

6.	Financial assets of fair value through profit or loss (Gold certificates)

In May 2006, Buenaventura acquired one million participations of an Exchange Traded Fund called “Gold ETF” endorsed by the World Gold Council, equivalent to 100,000 gold ounces, with a cost per unit of US$68.07. As of December 31, 2006, the fair value of the Gold ETF was US$63,210,000. The gold certificates have been accounted for as a financial asset at fair value through profit or loss in concordance with the intention of the management at the time of the acquisition.

In January 2007, Buenaventura acquired additional gold certificates (1.1 million participations) by US$66,853,000 equivalent to 110,000 gold ounces, with an average cost per unit of US$60.77.

On March 14, 2007, Buenaventura settled all its participations at US$135,189,000 with the purpose to finance the disbursement related to the releasing of the fixed prices in its normal sales contracts occurred in March, 2007, see note 18.

At the settlement date, the fair value of each participation amounted to US$64.38. Consequently, Buenaventura has recognized a gain of US$5,126,000, which is presented in the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Available-for-sale financial assets

(a)	This item is made up as follows:

	As of December 31, 2006	As of September 30, 2007
	US$(000)	US$(000)

Structured notes (b)	40,154	-
Fixed Investment fund (b)	12,325	-
Variable Investment fund	4,070	-
	56,549	-

(b)	In September, 2006, Buenaventura invested its cash excess in the followings financial assets:
i) structured notes issued by Deutsche Bank by US$40,000,000, and ii) fixed investment fund issued by
Franklin Templeton Global Bond and Morgan Stanley US Bond by US$12,000,000.

In May and June 2007, Buenaventura settled all its available-for-sale financial assets at a market value of US$56,889,000: i) fixed investment funds by US$ US$12,742,000 and structured notes issued by US$40,004,000 in May 2007 and ii) variable investment funds by US$4,143,000 in June 2007, with the purpose of partially finance the disbursements related to the releasing of the fixed priced clause in its normal sales contracts, see note 18. As a result of these transactions, Buenaventura has transferred US$1,633,000 from cumulative unrealized gain on investments available-for-sale in the shareholders’ equity to profit and loss (finance income).

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	As of December 31, 2006	As of September 30, 2007	As of December 31, 2006	As of September 30, 2007
	%	%	US$(000)	US$(000)
Equity method investments
Minera Yanacocha S.R.L.
Equity share	43.65	43.65	522,568	556,484
Amount paid in excess of fair value of assets and liabilities, net			20,710	18,749
			543,278	575,233
Sociedad Minera Cerro Verde S.A.A.
Equity share	18.50	18.50	231,641	351,625
Amount paid in excess of fair value of assets and liabilities, net			59,928	58,968
			291,569	410,593

Investments carried at fair value
Ferrocarril Central Andino S.A.	10.00	10.00	643	805
Other			3,639	6,049
			4,282	6,854

			839,129	992,680

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)
(b)	The detail of share in affiliated companies is:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Sociedad Minera Cerro Verde S.A.A.	22,640	50,104	61,812	119,024
Minera Yanacocha S.R.L.	41,673	16,705	204,780	49,808
Other	718	949	1,832	2,730

	65,031	67,758	268,424	171,562

(c)
The investments in Yanacocha (a gold mine located in Cajamarca, Peru) and in Cerro Verde (a copper mine located in Arequipa, Peru), represent the most significant ones of Buenaventura. The share in affiliated companies has been significant for Buenaventura’s net income for the nine-month periods ended September 30, 2006 and 2007.

Increase in investments in shares balance -

Investment in shares´ balance increased by US$153,551,000 compared to the balance as of December 31, 2006, due to the following:

US$(000)
Share in affiliated companies	171,562
Dividends received in cash from Yanacocha, note 17	(21,825)
Adjustment for estimation of tax contingencies of Yanacocha	3,678
Cumulative unrealized loss on instruments held by El Brocal, note 18	(615)
Other	751

153,551

Decrease in share in affiliated companies -

The share in affiliated companies decreased by US$96,862,000 compared to the nine-month period ended September 30, 2006, mainly due to the net effect of:

•
A decrease of US$154,972,000 in the share in Yanacocha’s net income, mainly due to the lower sales of this entity. During the nine-month period ended September 30, 2007, Yanacocha sold 1,126,704 ounces of gold compared to 2,133,340 ounces of gold in the same period of 2006.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

•
An increase of US$57,212,000 in the share in Cerro Verde´s net income, mainly due to higher sales of refined copper as a result of the start-up of the primary sulfide plant. During the nine-month period ended September 30, 2007, Cerro Verde sold 164,590,000 pounds of copper cathodes and 254,985,000 pounds of copper concentrates (produced since December 2006), while in similar period of 2006, it sold 154,129,000 pounds of copper cathodes.

9.	Mining concessions and property, plant and equipment, net

As mentioned in the note 38(c) to the audited 2006 consolidated financial statement, in January 2006, Buenaventura entered into an arbitration process at the Center of Arbitration and National and International Conciliation of the Lima Chamber of Trade with the companies Fort Vermillion Finance S.A. and Grisha Management Inc. (hereafter, ¨the sellers¨), related to the purchase price adjustment for the acquisition of ADRA International Holding Corp. (ADRA), owner of Inversiones Colquijirca S.A. shares, signed in 1999. Buenaventura considered that the date for ADRA to pursue the price adjustment expired on February 24, 2004. However, the sellers considered that such date was indefinitive.

On February 26, 2007, Buenaventura received the arbitration award that resolved this dispute. Therefore, on June 8, 2007, Buenaventura agreed to pay to the sellers US$ 19,923,000, in connection with the price adjustment of the shares and resulted in an increase to the Mining concessions and property, plant and equipment caption in the consolidated balance sheet. As of September 30, 2007, Buenaventura has recorded an accrual for US$3,984,000 in connection with the price adjustment payable to the investor who was not involved in the arbitration process above mentioned. This accrual is presented in the caption other current liabilities and has increased Mining concessions and property, plant and equipment caption in the consolidated balance sheet.

10.	Development costs, net

Development costs’ balance increased by US$ 15,043,000 compared to the balance as of December 31, 2006, mainly due to the expenditures made during the nine-month period ended as of September 30, 2007 in Poracota Project by US$11,060,000.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)
11.	Deferred income tax and workers´ profit sharing asset, net

The deferred income tax and workers’ profit sharing asset mainly includes an effect of US$33,192,000 from the deferred revenue from sale of future production (US$81,342,000 as of December 31, 2006) and an effect of US$102,550,000 originated by releasing the fixed prices in the normal sales contracts, explained in note 18.

The current and deferred portions of the income tax and workers’ sharing benefit (expense) included in the consolidated statements of income for the three-month and nine-month period ended September, 30, 2006 and 2007 are made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Workers’ profit sharing
Current	(3,912)	(5,864)	(11,881)	(18,731)
Deferred	24	(319)	4,427	14,558
	(3,888)	(6,183)	(7,454)	(4,173)
Income tax
Current	(17,048)	(26,063)	(53,035)	(71,433)
Deferred	76	2,518	15,274	50,225
	(16,972)	(23,545)	(37,761)	(21,208)

12.	Bank loans

Bank loans, with no specific guarantees granted as of September 30, 2007, are as follows:

Creditor	Annual interest rate	Final maturity	As of September 30, 2007
			US$(000)
BBVA Banco Continental	5.44%	November 2007	10,237
Scotiabank Perú	6.14%	November 2007	10,000
			20,237

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

In May and June, 2007, Buenaventura obtained short-term bank loans by US$45,000,000 with the same objective of the long-term debt, explained in note 14, which original maturity was on August 2007. As of September 30, 2007, Buenaventura made disbursements by US$ 35,000,000, refinanced an amount of US$ 10,000,000 until November 2007 and obtained an additional bank loan by US$ 10,237,000 for working capital purposes.

13.	Other liabilities

Other liabilities’ balance increased by US$ 18,267,000 compared to the balance as of December 31, 2006, mainly due to:

•	Increase of stock appreciation rights liability.

•	Record of the accrual explained in the note 9.

14.	Long-term debt

(a) Long-term debts, with no specific guarantees granted as of September 30, 2007, are as follows:

	Annual interest rate	Final maturity	As of September 30, 2007
Compañía de Minas Buenaventura S.A.A.			US$(000)
Banco de Crédito del Perú (b)	Three month Libor plus 0.85%	June 2010	75,000

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental (c)	Three month Libor plus 1.25%	June 2012	9,500

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	5.34%	June 2008	205
			84,705

Long-term portion (d)			73,125
Current portion			11,580

(b)
In June 2007, Buenaventura obtained bank loans in order to partially finance the disbursements related to the releasing of the fixed priced clause in its normal sales contracts, explained in note 18. This loan will be amortized in eight quarterly payments including one-year free period.

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)
As of December 31, 2006, this loan was presented in the bank loans caption because it had current maturity. During the first semester of 2007, Consorcio Energético de Huancavelica S.A. re-financed the maturity of this loan until June 2012.

(d)	The long-term debt maturity schedule is as follows:

Year
US$(000)
2008	9,875
2009	39,500
2010	20,750
2011	2,000
2012	1,000
73,125

15.	Paid and declared dividends

The information about declared and paid dividends for the nine-month periods ended September 30, 2006 and 2007 is as follows:

Meeting / Board	Date	Declared dividends	Dividends per share
		US$	US$
Dividends 2006
Mandatory annual shareholders’ meeting	March 30, 2006	30,321,000	0.22
Less - Dividends paid to Condesa		(2,324,000)
		27,997,000
Dividends 2007
Mandatory annual shareholders’ meeting	March 28, 2007	50,992,000	0.37
Less - Dividends paid to Condesa		(3,921,000)
		47,071,000

Translation of consolidated financial statements originally issued in Spanish - see Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

16.	Net Sales

The sales in the nine-month period ended as of September 30, 2007 increased by 41 percent compared with similar period of 2006. The increase is mainly explained due:

(a)
Buenaventura’s sales were US$312,679,000 and US$219,565,000 during the nine-month periods ended September 30, 2007 and 2006, respectively. During the nine-month period ended September 30, 2007, Buenaventura sold 40,000 gold ounces at an average fixed price of US$340/Oz and 251,824 gold ounces at an average market quotation of US$673.42/Oz; while in similar period of 2006 Buenaventura sold 291,000 gold ounces at an average fixed price of US$338.94/Oz and 24,762 gold ounces at an average market quotation of US$580.84/Oz.

The better sales prices obtained during the nine-month period ended September 30, 2007, results from the modification of the schedule of commitments ounces of gold with two of its clients made in January 2007 and the releasing of the fixed priced clause in its normal sales contracts, see note 18.

Buenaventura is committed to sell 922,000 ounces of gold at fixed prices ranging from US$345 to US$451 per ounce, in periods between March 2010 and December 2012, see note 18. The fair value of these contracts amounts to US$380,572,000 as of September 30, 2007.

(b)
The higher sales of Sociedad Minera El Brocal S.A.A., an investment held through Inversiones Colquijirca S.A.. The sales during the nine-month period ended September 30, 2007 were US$196,867,000 (US$135,403,000 in similar period of 2006). This increase is due to the higher market quotations of lead, zinc and silver; a higher production of concentrates and; a higher lead content in them, which allowed to increase the volume sold during the nine-month period ended September 30, 2007.

(c)
In addition, it includes the sales of 1,065 ounces of gold at an average market quotation of US$669.39/Oz, from its subsidiary Cedimin (780 ounces of gold at an average market quotation of US$539.39/Oz in similar period of 2006).

Translation of consolidated financial statements originally issued in Spanish - See Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

17.	Transactions with affiliated companies

Transactions with related parties are made at normal market prices. Outstanding balances are unsecured, interest free and settlement occurs in cash. As a result of the transactions presented in the following paragraphs, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2006	As of September 30, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	11,329	9,508
Others	385	76
	11,714	9,584

The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and nine-month periods ended September 30, 2007, royalties earned amounted to US$7,599,000 and US$22,326,000, respectively (US$11,145,000 and US$39,226,000 for the three-month and nine-month periods ended September 30, 2006, respectively) and are presented as royalties income in the consolidated statements of income. Royalties income decreased during the nine-month period ended September 30, 2007 mainly due to the lower sales of Yanacocha, explained in note 8.

Compañía Minera Condesa S.A. (“Condesa”) -

During the nine-month period ended September 30, 2007, Yanacocha paid cash dividends to Condesa of US$21,825,000 (US$130,950,000 and US$209,520,000 for the three-month and nine-month periods ended September 30, 2006, respectively).

Buenaventura Ingenieros S.A. (“Bisa”) -

Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2007 these entities renewed a service contract for a three-years period.

Translation of consolidated financial statements originally issued in Spanish - See Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

As a result of lower production and lower sales reported by Yanacocha, as mentioned in the note 8(c), Bisa has been affected by a reduction of working orders and by a change in the process of rendering of services to Yanacocha. Therefore, the revenues related to these services contracts have decreased significantly during the three-month period ended September 30, 2007 and amounted to approximately US$381,000 and US$3,118,000, respectively (US$1,262,000 and US$3,770,000 for the three-month and nine-month periods ended September 30, 2006, respectively). These figures are presented in the caption net sales of the consolidated statements of income.

In November, Bisa and Yanacocha will sign a new contract which will substitute the current one.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -

In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 million. For the three-month and nine-month periods ended September 30, 2007, the revenues for these services amounted to approximately US$1,274,000 and US$3,211,000, respectively (US$955,000 and US$2,895,000 for the three-month and nine-month periods ended September 30, 2006, respectively) and are presented in the caption net sales of the consolidated statements of income.

18.	Derivative financial instruments

Normal Sales-

As explained in note 33 of the consolidated financial statements as of December 31, 2006, the Company has committed a portion of its future production to prices previously agreed.

In March and May 2007, Buenaventura revised the normal sales contracts with six of its clients in order to eliminate the fixed priced clause of certain number of ounces committed and to sell those ounces between the period 2007- 2012 at market prices.

As a result of such revision, Buenaventura was released from the obligation to sell 971,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$315,726,000 (US$144,987,000 in March 2007 and US$170,739,000 in May 2007, respectively) and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$129,804,000. The loss resulting of US$185,922,000 is presented in the caption “net loss from releasing fixed prices in normal sales contracts” in the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - See Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

Following is a movement of the deferred income from sale of future production for the nine-month period ended September 30, 2007:

	Committed ounces of gold	Deferred income from sale of future production
		US$(000)

Beginning balance	1,933,000	237,205
Releasing fixed prices in normal sales contracts	(971,000)	(129,804)
Realized income from sale of future production	(40,000)	(5,393)
Ending balance (non-current)	922,000	102,008

Derivative contracts -

In March 2006, Buenaventura completed the change of the terms of its gold derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sale contracts. In previous years, Buenaventura made similar modifications. As of September 30, 2007, the Company has put option contracts, which gives the right to sell 187,500 ounces of gold at average price of US$345 per ounce depending on certain market conditions. The contract’s dates expire in different dates until July 2011 and the fair value of these contracts is lower than US$1,000 as of September 30, 2007. Except for the contracts above mentioned, Buenaventura does not maintain gold derivate contracts as of September 30, 2007. Likewise, silver derivative contracts maintained by Buenaventura matured in August 2006.

During the three-month and nine-month periods ended September 30, 2006, Buenaventura recorded a loss of US$90,000 and US$13,268,000 due to the changes in fair value of derivative instruments occurred as of September 30, 2006. These amounts are presented in the caption “loss from change in the fair value of derivative instruments”.

During July and August 2007, with the intention to hedge the fluctuations in metals prices, El Brocal entered into forwards contracts that qualify as cash flow hedges. These contracts are recognized as assets or liabilities in the consolidated balance sheet and are measured at their fair value. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in the fair value are deferred in an equity account. The deferred amounts are reclassified to Sales when the underlying production is sold.

Translation of consolidated financial statements originally issued in Spanish - See Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

El Brocal maintained the following derivative contracts as of September 30, 2007:

Metal	Broker	Quantity	Fixed price	Period
			US$
Zinc	Sempra Metal Limited	6,000 MT	3,050	July 2008 - June 2009
Zinc	Standard Bank	1,500 MT	2,960	July 2009 - December 2009
Zinc	Standard Bank	1,500 MT	2,845	January 2010 - June 2010
Lead	BNP Paribas	3,750 MT	2,835	October 2007 - December 2008
Lead	Sempra Metal Limited	2,100 MT	2,710	January 2009 - June 2009
Lead	Sempra Metal Limited	1,800 MT	2,595	July 2009 - December 2009
Lead	Sempra Metal Limited	2,100 MT	2,525	January 2010 - June 2010

During the third quarter of 2007, El Brocal credited US$615,000, net of minority interest, to the equity account Cumulative unrealized loss on derivative instruments, due to the changes in fair value occurred during that period.

19.	Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and nine-month periods ended September 30, 2006 and 2007 are as follows:

(a) Volumes sold:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2006	2007	2006	2007

Gold	98,908 Oz	92,969 Oz	316,542 Oz	292,889 Oz
Silver	4,668,163 Oz	4,494,822 Oz	13,110,581 Oz	12,323,505 Oz
Lead	7,646 TM	10,720 TM	22,865 TM	30,861 TM
Zinc	13,707 TM	19,755 TM	40,931 TM	55,057 TM
Copper	19 TM	41 TM	81 TM	107 TM

Translation of consolidated financial statements originally issued in Spanish - See Note 20

Notes to the interim consolidated financial statements (unaudited) (continued)

(b) Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2006	2007	2006	2007
Gold	344.58 US$/Oz	708.20 US$/Oz	358.49 US$/Oz	627.87 US$/Oz
Silver	11.50 US$/Oz	12.62 US$/Oz	11.50 US$/Oz	12.99 US$/Oz
Lead	1,159.12 US$/TM	3,152.66 US$/TM	1,116.27 US$/TM	2,679.35 US$/TM
Zinc	3,333.09 US$/TM	3,152.93 US$/TM	3,006.87 US$/TM	3,476.78 US$/TM
Copper	7,676.79 US$/TM	7,679.94 US$/TM	7,088.41 US$/TM	7,263.98 US$/TM

20.	Explanation added for English language translation

The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: November 6, 2007